UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-27579

CoorsTek, Inc.
CoorsTek, Inc. Savings and Investment Plan
(Exact name of registrant as specified in its charter)

16000 Table Mountain Parkway
Golden, Colorado 80403
(303) 277-4000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Participation Interests in the CoorsTek, Inc. Savings and Investment Plan
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, CoorsTek, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2003	By:	/s/ STEVE RASK Steve Rask Chief Financial Officer